ОТКРЫТОЕ АКЦИ[...]О «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансий[...]бл., Российская Федерация, 628400
Тел.: (3462) 42-6[...], 42-64-95

06013010

«14th» April 2006 г. № 13-05-343

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Ballot paper for voting on items of the agenda of the Annual General Shareholders' Meeting of Open Joint Stock Company «Surgutneftegas».

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 9 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

5/2

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«14» апреля 2006г. №13-05-343

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении бюллетеня
для голосования
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам бюллетень для голосования по вопросам повестки дня годового общего собрания акционеров открытого акционерного общества «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 9 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

BALLOT PAPER No. 1
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code bar code

No. of a shareholder in the list of persons entitled to participate in the Meeting

location of the Company - Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting - Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul.Entuziastov, 34, the Palace of Arts "Neftyanik"
date of the Meeting - May "06", 2006
time of the Meeting - 10 a.m. local time
form of the Meeting - meeting

Item 1: "Approval of OJSC "Surgutneftegas" annual report for 2005"

The proposed resolution:
"To approve OJSC "Surgutneftegas" annual report for 2005".

Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

Item 2: "Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss statements for 2005".

The proposed resolution:
"To approve annual accounting statements of OJSC "Surgutneftegas", including profit and loss statement for 2005".

Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

Item 3: “Approval of distribution of profit (loss) of OJSC “Surgutneftegas” for 2005, including the dividend payment (declaration), approval of the size, of the form, of the schedule, and of the procedure of dividend payment on shares of each category”.
The proposed resolution: “To approve the distribution of profit (loss) of OJSC “Surgutneftegas” for 2005. To declare dividend payment for 2005: a preferred share of OJSC “Surgutneftegas” – 1.05 rubles, an ordinary share of OJSC “Surgutneftegas” – 0.8 rubles; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 22, 2006. The date when dividend payment is terminated is July 04, 2006.”

Variant of Voting	“FOR”	“AGAINST”	“ABSTAINING”
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

The shareholder’s (proxy’s) signature ________________________________

The data of the Power of Attorney: ________________________________
#, the date of issue

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the record date and (or) as directed by holders of depositary securities, and cross out all the other variants.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the record date and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the record date shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the record date should be made.

If not all shares were transferred after the record date, a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the record date. If the directions of those who acquired shares which were transferred after the record date in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper with one or several items put to the vote that have been completed incorrectly is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Tyumenskaya Oblast, Russian Federation, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. till 5 p.m. The deadline for ballot papers is May 03, 2006 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with the Federal Law of the RF "On Joint Stock Companies", Article 57, Item 1.

BALLOT PAPER No. 2
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code bar code

No. of a shareholder in the list of persons entitled to participate in the Meeting

location of the Company	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul.Entuziastov, 34, the Palace of Arts "Neftyanik"
date of the Meeting	- May "06", 2006
time of the Meeting	- 10 a.m. local time
form of the Meeting	- meeting

Item 4: "Election of members of OJSC "Surgutneftegas" Board of Directors"			
The proposed resolution: To elect the following persons to the Board of Directors:			
Last, first, middle name of a candidate	"FOR" Please, put down the number of votes cast for each candidate	"AGAINST" Please, put down the number of votes cast for this variant of voting*	"ABSTAINING" Please, put down the number of votes cast for this variant of voting*
1. Ananiev Sergei Alekseevich			
2. Gorbunov Igor Nikolaevich			
3. Bogdanov Vladimir Leonidovich			
4. Bulanov Alexander Nikolaevich			
5. Druchinin Vladislav Egorovich			
6. Zakharchenko Nikolai Petrovich			
7. Matveev Nikolai Ivanovich			
8. Medvedev Nikolai Yakovlevich			
9. Mugu Baizet Yunusovich			
10. Rezyapov Alexander Filippovich			
11. Usmanov Ildus Shagalievich			
Total: (the quantity of voting shares multiplied by 9)			
Please, put down your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

The shareholder's (proxy's) signature _______________

The data of the Power of Attorney___________________________________

No., the date of issue

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the record date and (or) as directed by holders of depositary securities, and cross out all the other variants.

The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. Since the voting on the item is cumulative, you need to multiply the quantity of voting shares you hold by 9. You can either distribute in any proportion the quantity of votes you got among two or more candidates to the Board of Directors listed in the ballot paper, or cast all the votes for one of the candidates. The fractional part of the vote that is the product of the quantity of a fractional share holder's votes and the number of persons to be elected to the Company's Board of Directors may be cast for one candidate only.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the record date, and (or) as directed by holders of depositary securities should be made in the boxes for a voter's notes corresponding to this variant.

The quantity of votes in the column "total" shall be equal to the sum of votes across the above-mentioned lines of the table on all variants.

A person who votes by proxy in regard to the shares transferred after the record date shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the record date should be made in the box for a voter's notes corresponding to this variant.

If not all shares were transferred after the record date, a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the record date in the box for a voter's notes corresponding to this variant. If the directions of those who acquired shares which were transferred after the record date in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper incorrectly completed and (or) the one without a signature is to be considered invalid.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Tyumenskaya Oblast, Russian Federation, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is May 03, 2006 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with the Federal Law of the RF "On Joint Stock Companies", Article 57, Item 1.

BALLOT PAPER No. 3
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code bar code

No. of a shareholder in the list of persons entitled to participate in the Meeting

location of the Company	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Entuziastov, 34, the Palace of Arts "Neftyanik"
date of the Meeting	- May "06", 2006
time of the Meeting	- 10 a.m., local time
form of the Meeting	- meeting

Item 5: "Election of members of OJSC "Surgutneftegas" Auditing Committee			
The proposed resolution: "To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":			
5.1 Zhuchko Tatiana Nikolaevna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.2 Komarova Valentina Panteleevna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.3 Oleynik Tamara Fedorovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled out if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities

Item 6: "Approval of the Auditor of OJSC "Surgutneftegas"			
The proposed resolution: "To approve OOO "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2006".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled out if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

Item 7: "Alterations into the Charter of OJSC "Surgutneftegas"			
The proposed resolution: "To introduce alterations into the Charter of OJSC "Surgutneftegas".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled out if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

Item 8: "Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (in compliance with the Federal Law of the RF "On Joint Stock Companies", Article 83, Item 6)			
The proposed resolution: "To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements: the transaction is aimed at performing the types of activities stipulated by the Charter of the OJSC "Surgutneftegas", and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies". This resolution remains valid up to the OJSC "Surgutneftegas" Annual General Shareholders' Meeting for 2006".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature ______________________________

The data of the Power of Attorney: ________________________________
No., the date of issue

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the record date and (or) as directed by holders of depositary securities, and cross out all the other variants.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the record date and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the record date shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the record date should be made.

If not all shares were transferred after the record date, a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the record date. If the directions of those who acquired shares which were transferred after the record date in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper with one or several items put to the vote that have been completed incorrectly is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO “Surgutinvestneft”, ul. Entuziastov, 52/1, Surgut, Tyumenskaya Oblast, Russian Federation, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. till 5 p.m. The deadline for ballot papers is May 03, 2006 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with the Federal Law of the RF “On Joint Stock Companies”, Article 57, Item 1.

открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код штрих-код

№ акционера в списке лиц, имеющих право на участие в собрании

место нахождения общества	-	Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого,1
место проведения собрания	-	Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 34, Дворец Искусств «Нефтяник»
дата проведения собрания	-	«06» мая 2006 года
время начала собрания	-	10 часов 00 минут местного времени
форма проведения собрания	-	собрание

По вопросу №1: «Утверждение годового отчета ОАО «Сургутнефтегаз» за 2005 год».			
предлагается решение: «Утвердить годовой отчет ОАО «Сургутнефтегаз» за 2005 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №2: «Утверждение годовой бухгалтерской отчетности ОАО «Сургутнефтегаз», в том числе отчетов о прибылях и убытках за 2005 год».			
предлагается решение: «Утвердить годовую бухгалтерскую отчетность ОАО «Сургутнефтегаз», в том числе отчеты о прибылях и убытках за 2005 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №3: «Утверждение распределения прибыли (убытков) ОАО «Сургутнефтегаз» за 2005 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы, срока и порядка выплаты дивидендов по акциям каждой категории».			
предлагается решение: «Утвердить распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2005 год. Объявить выплату дивиденда за 2005 год по привилегированной акции ОАО «Сургутнефтегаз» - 1,05 рубля, по обыкновенной акции ОАО «Сургутнефтегаз» - 0,8 рубля; выплата дивидендов производится в рекомендованном Советом директоров порядке. Дата начала выплаты дивидендов – 22.05.2006. Дата окончания выплаты дивидендов – 04.07.2006».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) ____________________

Реквизиты доверенности:_____________________________
№, дата выдачи

Примечание:

По вопросам в бюллетене оставьте только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг, а ненужное зачеркните.

Если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании.

Если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Бюллетень без подписи признается недействительным.

Бюллетень, неправильно заполненный по одному или нескольким вопросам, поставленным на голосование, не влечет за собой признания бюллетеня для голосования недействительным в целом.

Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя (по доверенности), он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Российская Федерация, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 03 мая 2006 года включительно.

Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель, оформленную в соответствии с п.1 ст.57 Федерального закона РФ «Об акционерных обществах».

для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код штрих-код

№ акционера в списке лиц, имеющих право на участие в собрании

место нахождения общества	-	Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого,1
место проведения собрания	-	Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 34, Дворец Искусств «Нефтяник»
дата проведения собрания	-	«06» мая 2006 года
время начала собрания	-	10 часов 00 минут местного времени
форма проведения собрания	-	собрание

По вопросу №4: «Избрание членов Совета директоров ОАО «Сургутнефтегаз»

предлагается решение:
Избрать в Совет директоров:

Фамилия, имя, отчество кандидата	«ЗА» Поле для проставления числа голосов, поданных за кандидата	«ПРОТИВ» Поле для проставления числа голосов, отданных за данный вариант голосования*	«ВОЗДЕРЖАЛСЯ» Поле для проставления числа голосов, отданных за данный вариант голосования*
1. Ананьева Сергея Алексеевича			
2. Горбунова Игоря Николаевича			
3. Богданова Владимира Леонидовича			
4. Буланова Александра Николаевича			
5. Дручинина Владислава Егоровича			
6. Захарченко Николая Петровича			
7. Матвеева Николая Ивановича			
8. Медведева Николая Яковлевича			
9. Мугу Байзета Юнусовича			
10. Резяпова Александра Филипповича			
11. Усманова Илдуса Шагалиевича			
Итого: (количество голосующих акций, умноженное на 9)			
Поле для отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) ____________________

Реквизиты доверенности:______________________________
№, дата выдачи

Примечание:

По вопросам в бюллетене оставьте только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг, а ненужное зачеркните.

Количественный состав Совета директоров – 9 человек. Голосование по данному вопросу является кумулятивным, в связи с чем умножьте количество принадлежащих Вам голосующих акций на 9. Вы можете распределить в любом соотношении полученное количество голосов между двумя и более указанными в бюллетене кандидатами в Совет директоров, либо отдать их за одного из кандидатов. Дробная часть голоса, полученная в результате умножения числа голосов, принадлежащих акционеру - владельцу дробной акции, на число лиц, которые должны быть избраны в Совет директоров общества, может быть отдана только за одного кандидата.

Если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и в полях для отметки голосующего, соответствующих данному варианту голосования, сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Количество голосов в графе «итого» должно равняться сумме голосов в вышеуказанных строках таблицы по всем вариантам голосования.

Голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и в поле для отметки голосующего, соответствующем данному варианту голосования сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании.

Если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и в поле для отметки голосующего, соответствующем данному варианту голосования, сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Неправильно заполненный бюллетень и(или) бюллетень без подписи признается недействительным.

Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя (по доверенности), он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Российская Федерация, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 03 мая 2006 года включительно.

Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель, оформленную в соответствии с п.1 ст.57 Федерального закона РФ «Об акционерных обществах».

для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код штрих-код

№ акционера в списке лиц, имеющих право на участие в собрании

место нахождения общества	-	Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого,1
место проведения собрания	-	Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 34, Дворец Искусств «Нефтяник»
дата проведения собрания	-	«06» мая 2006 года
время начала собрания	-	10 часов 00 минут местного времени
форма проведения собрания	-	собрание

По вопросу №5: «Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз»			
предлагается решение: Избрать в Ревизионную комиссию ОАО «Сургутнефтегаз»:			
5.1. Жучко Татьяну Николаевну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			
5.2. Комарову Валентину Пантелеевну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			
5.3. Олейник Тамару Федоровну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №6: «Утверждение аудитора ОАО «Сургутнефтегаз»			
предлагается решение: «Утвердить общество с ограниченной ответственностью «Росэкспертиза» аудитором ОАО «Сургутнефтегаз» на 2006 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №7: Внесение изменений в устав ОАО «Сургутнефтегаз»			
предлагается решение: «Внести изменения в устав ОАО «Сургутнефтегаз».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №8: «Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»)
предлагается решение: «Одобрить сделки, которые могут быть совершены в будущем между ОАО «Сургутнефтегаз» и его аффилированными лицами в процессе осуществления ОАО «Сургутнефтегаз» его обычной хозяйственной деятельности, если указанные сделки соответствуют следующим условиям: сделка направлена на реализацию видов деятельности, предусмотренных Уставом ОАО «Сургутнефтегаз», и сумма сделки находится в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган ОАО «Сургутнефтегаз» в соответствии с Федеральным законом «Об акционерных обществах». Данное решение сохраняет силу до годового общего собрания акционеров ОАО «Сургутнефтегаз» по итогам 2006 года».

Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) ___________________

Реквизиты доверенности:_____________________________
№, дата выдачи

Примечание:

По вопросам в бюллетене оставьте только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг, а ненужное зачеркните.

Если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании.

Если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Бюллетень без подписи признается недействительным.

Бюллетень, неправильно заполненный по одному или нескольким вопросам, поставленным на голосование, не влечет за собой признания бюллетеня для голосования недействительным в целом.

Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя (по доверенности), он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Российская Федерация, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 03 мая 2006 года включительно.

Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель, оформленную в соответствии с п.1 ст.57 Федерального закона РФ «Об акционерных обществах».